Exhibit 99.1

Opera Reports Record Third Quarter 2022 Results

Revenue and adjusted EBITDA both exceeded prior guidance ranges, with gaming browser GX key driver of high ARPU users in the Americas and Europe

Q3 revenue grew 28% year-over-year, with adjusted EBITDA margin reaching 25% in the quarter

Company announced a major repurchase of 23.4 million ADS equivalents that closed in October, in addition to 0.9 million ADSs repurchased in the market during Q3

Company raises 2022 guidance, expecting 29% revenue growth at a 19% adjusted EBITDA margin at the midpoint

OSLO, Norway, October 27, 2022 /PRNewswire/ – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

	Three Months Ended September 30,		Year-over-year	Nine Months Ended September 30,		Year-over-year
[US$ thousands, except for margins and per ADS amounts]	2021	2022	% Change	2021	2022	% Change
Revenue	66,620	85,347	28.1%	178,365	234,765	31.6%

Net income (loss)	23,500	9,384	(60.1)%	68,426	(5,887)	n.m.
Margin	35.3%	11.0%		38.4%	(2.5)%

Adjusted EBITDA (1)	8,197	21,382	160.9%	11,759	45,300	285.2%
Margin	12.3%	25.1%		6.6%	19.3%

Adjusted net income (1)	29,816	11,759	(60.6)%	83,567	2,033	(97.6)%
Margin	44.8%	13.8%		46.9%	0.9%

Diluted net income (loss) per ADS, US$	0.20	0.08	(59.3)%	0.59	(0.05)	n.m.

Diluted adjusted net income per ADS, US$ (1)	0.26	0.10	(59.8)%	0.72	0.02	(97.5)%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

“Once again, Opera was able to deliver record revenue at a profitability level well ahead of our expectations, by remaining focused on operational excellence despite continuing macro headwinds,” said Co-CEO Song Lin.

“While the macroeconomic outlook remains highly uncertain, we are pleased to yet again observe that our strategic choice to focus product innovation around high-ARPU users in the US and in Europe continues to drive strong underlying performance. The substantial revenue growth and profitability expansion we report today exceed our earlier increased guidance and demonstrate the growth potential of our core strategy even in turbulent times. Finally, I would like to add how excited I am to join the Board of Directors and continue to shape the direction of our company," continued Mr. Song.

Third Quarter and Recent Business Highlights

●	Core search and advertising revenue grew 29% year-over-year, driven by the ongoing ARPU trend of our browser and news user base as well as our Opera Ads platform.
●

Opera’s average monthly active user base was 321 million MAUs in the quarter, with underlying growth continuing to be strongest in the Americas. As our focus on monetizable users in emerging markets mature, we are starting to see signs of user base stabilization in these regions at significantly higher ARPU levels.

●	In the third quarter, each user on average generated a record $1.06 of revenue on an annualized basis, exceeding the one-dollar milestone following 41% growth versus the third quarter of 2021.
●	The Opera GX gaming browser had over 18 million monthly active users across PC and mobile in the third quarter, with the underlying growth being partially offset by seasonality.
●

Towards the end of the quarter, Opera announced that it had reached an agreement with its pre-IPO shareholder, 360, to acquire its 23.4 million ADS equivalents or 20.6% stake in Opera for $128.6 million, financed by our strong balance sheet. Subsequent to the end of the quarter the transaction closed, and 360 is no longer a shareholder in Opera.

●

During the quarter, the company conducted open market repurchases of 0.9 million ADSs at an average price of $4.84, for a total spend of $4.4 million, leaving $35 million or nearly 70% of our existing buyback authorization remaining. Net of the transaction with 360 and repurchases to date in Q4, the total number of ADS equivalents outstanding is now 89,693,168.

●

At the end of the third quarter our cash and marketable securities were $201 million. Combined with present value receivables of $168 million from the sale of Nanobank and Star X, this adds to a total of $369 million, or $241 million net of the subsequent payment for 360’s stake. We also continue to hold our 6.44% equity stake in OPay as an asset held for sale.

Business Outlook

“Both our search and advertising revenues supported our continued strong growth trajectory driven by our focus on high value users and broadened monetization in all regions. Revenue outperformance combined with lower-than-expected marketing expenses resulted in higher-than-expected EBITDA,” said CFO Frode Jacobsen. “On top of our strong operating performance, we remain committed to returning capital to shareholders. In total Opera has bought back more than 28% of total ADS equivalents outstanding after our 2018 IPO and 2019 follow-on offering and we remain focused on closing the gap between the current share price and the intrinsic value we see in our company.”

For the full year of 2022, Opera expects revenue of $323 million to $326 million, representing 29% year-over-year growth at the midpoint and up from our prior guidance of $313 million to $319 million. We guide adjusted EBITDA to be between $62 million and $64 million, or a 19% margin at the midpoint, and up from our prior guidance of $53 million to $60 million.

For the fourth quarter of 2022, Opera expects revenue of $88 million to $91 million, representing 23% year-over-year growth at the midpoint. Adjusted EBITDA is expected to be between $17 million and $19 million, representing a 20% margin at the midpoint.

Third Quarter 2022 Consolidated Financial Results

All comparisons in this section are relative to the third quarter of 2021 unless otherwise stated.

Revenue increased 28% to $85.3 million.

●	Search revenue increased by 15% to $35.4 million, driven in by the growth of our PC footprint in western markets, particularly in North America.
●	Advertising revenue increased by 41% to $49.1 million, benefiting from the audience extension supported by our Opera Ads platform in addition to the growth in our western PC footprint.
●	Technology licensing and other revenue was $0.8 million.

Operating expenses increased by 3% to $69.3 million.

●	Combined technology and platform fees, content cost and cost of inventory sold was $15.7 million, or 18% of revenue.
●

Personnel expenses, including share-based remuneration, were $18.0 million, a 15% decrease. This expense consists of cash-based compensation expense of $16.1 million, a 7% decrease year-over-year mainly due to strengthening of the US dollar, and share-based remuneration expense of $1.8 million.

●	Marketing and distribution expenses were $26.0 million, a decrease of 20% year-over-year, or a 3% sequential increase versus the prior quarter.
●	Depreciation and amortization expenses were $3.4 million, a 30% decrease year-over-year but stable versus the prior quarter.
●	All other operating expenses were $6.1 million, a 10% increase year-over-year but a 14% decrease versus the prior quarter.

Operating profit was $16.2 million compared to an operating loss of $0.6 million in the third quarter of 2021.

Net finance expense was $2.2 million, of which the present value impact of the extended payment period of our Nanobank sale was the most significant driver.

Income tax expense was $5.2 million in the quarter, elevated due to foreign currency impacts on net deferred tax liabilities.

Net income was $9.4 million. This compared to net income of $23.5 million in the third quarter of 2021. Net income in the third quarter of 2021 was positively impacted by the $28.0 million gain from recognizing our ordinary shares in OPay at fair value.

Net income per ADS was $0.08 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the weighted average number of shares outstanding was 227.4 million, corresponding to 113.7 million ADSs.

Adjusted EBITDA was $21.4 million, representing a 25% margin, compared to adjusted EBITDA of $8.2 million in the third quarter of 2021.

Adjusted net income was $11.8 million in the quarter, compared to adjusted net income of $29.8 million in the third quarter of 2021.

Adjusted net income per ADS was $0.10 in the quarter.

We have posted Opera’s unaudited financial results by quarter since 2019 at https://investor.opera.com.

Conference Call

Opera’s management will host a conference call to discuss the third quarter 2022 financial results on Thursday, October 27th at 8:00 am Eastern Time (EDT). Listeners may access the call by dialing the following numbers:

United States: +1 877-830-2596

China: +10-800-714-1507 or +10-800-140-1382

Hong Kong: +80-090-1494

Norway: +47 80-01-3780

United Kingdom: +44 0-808-101-1183

International: +1 785-424-1744

Confirmation Code: OPRAQ322

A live webcast of the conference call will be posted at https://investor.opera.com.

We will be tweeting highlights from our prepared remarks. Please follow along on Twitter @InvestorOpera.

About Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income (loss), both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of equity-accounted investees, fair value loss (gain) from investments, depreciation and amortization, impairment of non-financial assets, impairment of equity-accounted investees, share-based remuneration, credit loss expense related to divested joint venture, non-recurring expenses, less other operating income and (profit) loss from discontinued operations.

We define adjusted net income (loss) as net income (loss) excluding share-based remuneration, amortization cost related to acquired intangible assets, amortization of Nanobank intangible assets, credit loss expense related to divested joint venture and other non-recurring expenses, and (profit) loss from discontinued operations, adjusted for the associated tax benefit related to such items.

We believe that adjusted EBITDA and adjusted net income (loss) provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of the conflict in Ukraine and the COVID-19 pandemic, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding growth in its user base, user retention and level of engagement; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the Nasdaq stock market (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at https://investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com

For media enquiries, please contact: press-team@opera.com

Unaudited Consolidated Statement of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per ADS and share amounts]	2021	2022	2021	2022
Revenue	66,620	85,347	178,365	234,765
Other operating income	64	80	218	322
Operating expenses:
Technology and platform fees	(1,191)	(1,037)	(3,175)	(3,321)
Content cost	(926)	(841)	(2,512)	(2,944)
Cost of inventory sold	(1,220)	(13,868)	(2,464)	(29,372)
Personnel expenses including share-based remuneration	(21,226)	(17,994)	(56,782)	(53,493)
Marketing and distribution expenses	(32,317)	(26,005)	(90,975)	(85,429)
Credit loss expense	(79)	(299)	(385)	(410)
Depreciation and amortization	(4,928)	(3,438)	(15,045)	(10,449)
Non-recurring expenses	-	-	-	(1,208)
Other operating expenses	(5,417)	(5,770)	(17,236)	(19,703)
Total operating expenses	(67,303)	(69,252)	(188,574)	(206,329)
Operating profit (loss)	(618)	16,175	(9,991)	28,758
Share of net loss of equity-accounted investees	(2,412)	-	(4,896)	(6)
Fair value gain on investments	27,960	-	85,460	-
Net finance income (expense):
Finance income	4	2,545	26	4,982
Finance expense	(779)	(4,747)	(3,058)	(30,035)
Net foreign exchange gain (loss)	(267)	578	(1,506)	(70)
Net finance expense	(1,042)	(1,624)	(4,539)	(25,122)
Profit before income taxes	23,888	14,551	66,034	3,629
Income tax (expense) benefit	(388)	(5,167)	2,392	(9,516)
Net income (loss) attributable to owners of the parent	23,500	9,384	68,426	(5,887)

Weighted-average number of ordinary shares outstanding:
Basic, millions (1)	230.29	227.35	230.28	229.48
Diluted, millions (2)	232.26	227.94	232.52	229.48
Earnings per ADS and per share for net income (loss):
Basic earnings per ADS, US$	0.20	0.08	0.59	(0.05)
Diluted earnings per ADS, US$	0.20	0.08	0.59	(0.05)
Basic earnings per share, US$	0.10	0.04	0.30	(0.03)
Diluted earnings per share, US$	0.10	0.04	0.29	(0.03)

(1) As of September 30, 2022, the total number of shares outstanding for Opera Limited was 226,436,540, equivalent to 113,218,270 ADSs.

(2) Includes the net dilutive impact of employee equity grants. For the nine-month period ended September 30, 2022, diluted weighted-average number of ordinary shares outstanding excludes the effect of 1,891,275 ADSs that will be issued at the vesting of employee equity grants because these potential shares would have had an anti-dilutive effect on the diluted net loss per ADS and per share.

Unaudited Consolidated Statement of Comprehensive Income

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2021	2022	2021	2022
Net income (loss)	23,500	9,384	68,426	(5,887)
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(1,415)	(2,412)	(719)	(5,253)
Reclassification of share of other comprehensive income (loss) of equity-accounted investees	-	-	-	708
Other comprehensive loss	(1,415)	(2,412)	(719)	(4,545)
Total comprehensive income (loss) attributable to owners of the parent	22,085	6,973	67,708	(10,431)

Unaudited Consolidated Statement of Financial Position

	As of December 31,	As of September 30,
[US$ thousands]	2021	2022
Assets:
Property and equipment	12,263	11,334
Intangible assets	103,627	103,415
Goodwill	430,378	428,833
Non-current receivables from sale of investments	-	136,142
Non-current investments and financial assets	2,883	2,620
Deferred tax assets	2,323	2,068
Total non-current assets	551,475	684,411

Trade receivables	43,864	54,441
Current receivables from sale of investments	-	31,955
Other current receivables	18,538	8,301
Prepayments	9,192	7,218
Marketable securities	78,135	35,273
Cash and cash equivalents	102,876	166,071
Total cash, cash equivalents, and marketable securities	181,011	201,344
Assets held for sale	288,379	84,600
Total current assets	540,986	387,859
Total assets	1,092,460	1,072,270

Equity:
Share capital	24	24
Other paid in capital	764,381	750,134
Retained earnings	249,155	248,495
Foreign currency translation reserve	(520)	(5,065)
Total equity attributable to owners of the parent	1,013,039	993,588

Liabilities:
Non-current lease liabilities and other loans	2,081	556
Deferred tax liabilities	6,532	8,977
Other non-current liabilities	23	29
Total non-current liabilities	8,635	9,562

Trade and other payables	38,378	41,012
Current lease liabilities and other loans	11,427	3,378
Income tax payable	763	7,076
Deferred revenue	1,092	1,509
Other current liabilities	19,125	16,145
Total current liabilities	70,786	69,120
Total liabilities	79,421	78,683
Total equity and liabilities	1,092,460	1,072,270

Unaudited Consolidated Statement of Changes in Equity

For the nine months ended September 30, 2021:

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2020	24	765,129	283,334	408	1,048,895
Net income	-	-	68,426	-	68,426
Other comprehensive loss	-	-	-	(719)	(719)
Total comprehensive income (loss)	-	-	68,426	(719)	67,707
Acquisition of treasury shares	-	(749)	-	-	(749)
Share-based remuneration	-	-	6,114	-	6,114
As of September 30, 2021	24	764,381	357,873	(311)	1,121,967

For the nine months ended September 30, 2022:

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity attributable to owners of the parent
As of December 31, 2021	24	764,381	249,155	(520)	1,013,039
Net loss	-	-	(5,887)	-	(5,887)
Other comprehensive loss	-	-	-	(4,545)	(4,545)
Total comprehensive loss	-	-	(5,887)	(4,545)	(10,432)
Acquisition of treasury shares	-	(14,247)	-	-	(14,247)
Share-based remuneration	-	-	5,227	-	5,227
As of September 30, 2022	24	750,134	248,495	(5,065)	993,588

Unaudited Consolidated Statement of Cash Flows

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2021	2022	2021	2022
Cash flows from operating activities:
Profit before income taxes	23,888	14,551	66,034	3,629
Adjustments to reconcile profit (loss) before income taxes to net cash flow:
Share-based payment expense	3,663	1,740	6,114	5,227
Depreciation and amortization	4,928	3,438	15,045	10,449
Share of net loss of equity-accounted investees	2,412	-	4,896	6
Fair value gain on investments	(27,960)	-	(85,460)	-
Net finance expense	1,042	1,624	4,539	25,122
Other adjustments	265	(739)	(1,117)	(1,486)
Changes in working capital:
Change in trade and other receivables	(3,754)	(4,961)	(7,923)	(10,278)
Change in prepayments	(2,389)	416	(1,542)	967
Change in inventories	22	(888)	-	(1,586)
Change in loans to customers	9	-	14	-
Change in trade and other payables	(6,458)	2,260	11,137	2,634
Change in deferred revenue	138	(359)	243	417
Change in other liabilities	892	1,048	(548)	(2,112)
Income taxes (paid) received	(134)	(97)	(1,341)	133
Net cash flow from (used in) operating activities	(3,436)	18,032	10,091	33,120
Cash flows from investing activities:
Purchase of equipment	(100)	(165)	(984)	(2,758)
Development expenditure	(1,292)	(1,988)	(3,360)	(4,911)
Acquisition of subsidiary, net of cash acquired	-	-	(9,008)	-
Proceeds from sale of shares in former associates	-	4,000	50,000	36,879
Net sale (purchase) of listed equity instruments	(81,313)	12,191	(84,835)	19,235
Interest income received	-	765	21	799
Net cash flow from (used in) investing activities	(82,705)	14,804	(48,166)	49,245
Cash flows from financing activities:
Acquisition of treasury shares	(1)	(4,379)	(749)	(14,247)
Interests on loans and borrowings	(75)	(42)	(243)	(145)
Repayment of loans and borrowings	(63)	(124)	(411)	(308)
Payment of lease liabilities	(1,878)	(848)	(3,784)	(2,884)
Net cash flow used in financing activities	(2,018)	(5,393)	(5,188)	(17,584)
Net change in cash and cash equivalents	(88,158)	27,442	(43,263)	64,781
Cash and cash equivalents at beginning of period	178,481	139,400	134,168	102,876
Effect of exchange rate changes on cash and cash equivalents	(358)	(771)	(942)	(1,586)
Cash and cash equivalents at end of period	89,964	166,071	89,964	166,071

Financial Details by Business Area

The tables below specify the contribution by each business area.

[US$ thousands]	Three Months Ended September 30, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	30,703	-	30,703
Advertising	34,863	9	34,872
Technology licensing and other revenue	-	1,045	1,045
Total revenue	65,566	1,054	66,620
Direct expenses:
Technology and platform fees	(986)	(205)	(1,191)
Content cost	(926)	-	(926)
Cost of inventory sold	(1,220)	-	(1,220)
Marketing and distribution expenses	(31,991)	(326)	(32,317)
Credit loss expense	(79)	-	(79)
Total direct expenses	(35,201)	(531)	(35,732)
Contribution by business area	30,365	523	30,888

[US$ thousands]	Three Months Ended September 30, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	35,368	-	35,368
Advertising	49,138	7	49,145
Technology licensing and other revenue	128	707	834
Total revenue	84,634	714	85,347
Direct expenses:
Technology and platform fees	(1,037)	-	(1,037)
Content cost	(841)	-	(841)
Cost of inventory sold	(13,868)	-	(13,868)
Marketing and distribution expenses	(25,877)	(128)	(26,005)
Credit loss expense	(291)	(8)	(299)
Total direct expenses	(41,914)	(136)	(42,050)
Contribution by business area	42,719	578	43,297

[US$ thousands]	Nine Months Ended September 30, 2021
Business area	Browser and News	Other	Total
Revenue categories:
Search	87,210	-	87,210
Advertising	87,203	41	87,244
Technology licensing and other revenue	-	3,909	3,909
Total revenue	174,413	3,950	178,365
Direct expenses:
Technology and platform fees	(2,635)	(539)	(3,175)
Content cost	(2,490)	(22)	(2,512)
Cost of inventory sold	(2,464)	-	(2,464)
Marketing and distribution expenses	(90,241)	(734)	(90,975)
Credit loss expense	(349)	(36)	(385)
Total direct expenses	(98,179)	(1,332)	(99,511)
Contribution by business area	76,234	2,618	78,853

[US$ thousands]	Nine Months Ended September 30, 2022
Business area	Browser and News	Other	Total
Revenue categories:
Search	101,128	-	101,128
Advertising	130,659	22	130,680
Technology licensing and other revenue	773	2,183	2,956
Total revenue	232,561	2,204	234,765
Direct expenses:
Technology and platform fees	(3,320)	-	(3,321)
Content cost	(2,944)	-	(2,944)
Cost of inventory sold	(29,372)	-	(29,372)
Marketing and distribution expenses	(85,115)	(314)	(85,429)
Credit loss expense	(405)	(5)	(410)
Total direct expenses	(121,157)	(320)	(121,477)
Contribution by business area	111,404	1,884	113,288

Personnel Expenses Including Share-based Remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration.

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2021	2022	2021	2022
Personnel expenses, excluding share-based remuneration	17,274	16,146	49,860	48,286
Share-based remuneration, including related social security costs	3,952	1,848	6,923	5,207
Total personnel expenses including share-based remuneration	21,226	17,994	56,782	53,493

Other Operating Expenses

The table below specifies the nature of other operating expenses.

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2021	2022	2021	2022
Hosting	1,960	2,343	5,713	6,869
Audit, legal and other advisory services	1,286	899	5,228	5,390
Software license fees	442	578	1,331	1,542
Rent and other office expense	743	774	2,367	2,665
Travel	131	477	319	1,049
Other	856	698	2,279	2,188
Total other operating expenses	5,417	5,770	17,236	19,703

Non-IFRS Financial Measures

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per ADS and share amounts]	2021	2022	2021	2022
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	23,500	9,384	68,426	(5,887)
Add (deduct):
Income tax expense (benefit)	388	5,167	(2,392)	9,516
Net finance expense	1,042	1,624	4,539	25,122
Share of net loss of equity-accounted investees	2,412	-	4,896	6
Depreciation and amortization	4,928	3,438	15,045	10,449
Share-based remuneration	3,952	1,848	6,923	5,207
Non-recurring expenses	-	-	-	1,208
Fair value gain on investments	(27,960)	-	(85,460)	-
Other operating income	(64)	(80)	(218)	(322)
Adjusted EBITDA	8,197	21,382	11,759	45,300

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	23,500	9,384	68,426	(5,887)
Add (deduct):
Share-based remuneration	3,952	1,848	6,923	5,207
Amortization of acquired intangible assets	857	645	3,999	1,935
Amortization of Nanobank intangible assets (1)	1,759	-	5,277	-
Non-recurring expenses	-	-	-	1,208
Income tax adjustment (2)	(252)	(118)	(1,057)	(430)
Adjusted net income	29,816	11,759	83,567	2,033

Adjusted net income per ADS and per share:
Basic adjusted net income per ADS, US$	0.26	0.10	0.73	0.02
Diluted adjusted net income per ADS, US$	0.26	0.10	0.72	0.02
Basic adjusted net income per share, US$	0.13	0.05	0.36	0.01
Diluted adjusted net income per share, US$	0.13	0.05	0.36	0.01

(1) The amortization of Nanobank intangible assets is included in the line "Share of net income (loss) of equity-accounted investees".

(2) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.